Exhibit 99.1

Jaguar Announces Voting Results For Its 2015 Annual and Special Meeting of Shareholders

2015-15
TSX-V: JAG

TORONTO, June 22, 2015 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX-V) today announced the voting results from its 2015 Annual and Special Meeting of Shareholders (the "Meeting").

A total of 68,561,329 shares representing 61.71% of the issued and outstanding shares were voted at the Meeting. The voting results on the election of directors are as follows:

Name	Votes in Favour	%	Votes Withheld	%
George Michael Bee	64,981,896	99.80%	128,624	0.20%
Richard Falconer	65,065,865	99.93%	44,655	0.07%
Edward V. Reeser	65,073,134	99.94%	37,386	0.06%
Luis R. Miraglia	62,329,673	95.73%	2,780,847	4.27%
Jared Hardner	62,423,034	95.87%	2,687,486	4.13%
Stephen Hope	65,080,012	99.95%	30,508	0.05%
Robert J. Chadwick	64,995,153	99.82%	115,367	0.18%

Shareholders also voted in favour of the reappointment of KPMG LLP, Chartered Accountants as the auditors of the Corporation for the ensuing year and to authorize directors to fix their remuneration and passed the resolution to ratify, confirm and approve the Corporation's 10% rolling stock option plan.

About Jaguar Mining
Jaguar is a gold producer with mining operations in a prolific greenstone belt in the state of Minas Gerais, Brazil. Additionally, Jaguar wholly owns the large-scale Gurupi Development Project in the state of Maranhão, Brazil. In total, the Company owns mineral claims covering an area of approximately 197,000 hectares. Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements
Certain statements in this press release constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, management's assessment of Jaguar's future plans and operation. Certain statements throughout this press release constitute forward-looking statements (forecasts) under applicable securities laws relating to future events or future performance. Forward-Looking Statements can be identified by the use of words such as "are expected", "is forecast", "is targeted", "approximately", "plans", "anticipates" "projects", "anticipates", "continue", "estimate", "believe" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved. Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements. These factors include the uncertainties associated with the exploration and development of mineral properties, in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production. Forward-looking information is based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Jaguar and described in the forward-looking information. The forward-looking information contained in this press release is made as of the date hereof and Jaguar undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, unless required by applicable securities laws. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Forward-Looking Statements involve known and unknown risks, uncertainties and other factors may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, among risks associated with exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future for the continuance of the operations and development of the reserves and resources, uncertainties related to production rates, timing of production and the cash and total costs of production, as well as those factors disclosed in the Company's current Annual Information Form and Management's Discussion and Analysis, as well as other public disclosure documents, available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate. The forward-looking statements contained herein are presented for the purposes of assisting investors in understanding the Company's plan, objectives and goals and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. These Forward-Looking Statements represent the Company's views as of the date of this press release. The Company anticipates that subsequent events and developments may cause the Company's views to change. Factors, which could cause results or events to differ from current expectations, include, among other things, actions taken against the Company by governmental agencies and securities and other regulators and other factors not currently viewed as material that could cause actual results to differ materially from those described in the Forward-Looking Statements. The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information: Derrick Weyrauch, Chief Financial Officer, Phone: 01-416-628-9601, dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 18:30e 22-JUN-15